UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For three and nine months ended September 30, 2022

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40- F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ◻           No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ◻           No ⌧

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-258974) filed with the U.S. Securities and Exchange Commission on August 20, 2021; and

●	Registration Statement on Form F-3 (Registration No. 333-267260) filed with the U.S. Securities and Exchange Commission on September 2, 2022.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding: future operating results; the employment of the Company’s vessels; the outcome of the Company’s strategies and implementation of the Company’s Energy Transition Plan; the effect of the COVID-19 pandemic and Russia’s invasion of Ukraine on, among others things, oil demand, the Company’s business, financial condition and results of operations including liquidity; the sale and purchase of certain vessels; future drydocking days;  sufficiency of liquidity and capital resources; the Company’s expectations regarding the risk and potential effects of inflation; the timing and payment of quarterly dividends by the Company; and the anticipated timing and benefits of the Company’s new loan facilities. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing, the Company’s operating results and capital requirements and the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; ability to obtain financing and comply with covenants in the Company’s financing arrangements; the strength of world economies and currencies; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; the Company’s financial condition and liquidity; the duration and scope of the COVID-19 pandemic; the effect of the conflict between Russia and Ukraine on, among other things, oil demand, the Company’s business, financial condition and results of operations; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2021, for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: November 2, 2022	By:	/s/ Bart Kelleher
Bart Kelleher
Chief Financial Officer

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2021. The unaudited interim condensed consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as at September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (“Dwt”). We provide through our modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. As at September 30, 2022, we had in operation 27 vessels (including five chartered-in vessels), including 21 MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design (IMO 2 product / chemical tankers) ranging from 25,000 Dwt to 37,800 Dwt. Since March 1, 2021, we have been commercially managing three of Carl Büttner's 24,000 Dwt chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy includes to continue to build our fleet with Eco-design newbuilds or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments. While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity. We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our Energy Transition Plan (“ETP”), which is posted on our website. We have established Ardmore Ventures as our holding company for existing and future potential investments related to the ETP and we completed our first projects under the plan in June 2021. The information in our ETP is not incorporated by reference into this Report.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us, and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and pooling service providers. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of September 30, 2022, our fleet consisted of the following 22 owned vessels, excluding five chartered-in vessels.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	SG	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	22	973,181

SIGNIFICANT DEVELOPMENTS

Financing

We completed the refinancing of 19 vessels into our new sustainability-linked senior loan facilities, including five vessels previously financed under lease arrangements for which we exercised purchase options in October 2022.  We expect this will substantially reduce our interest cost and provide for significant flexibility and we have extended maturities through to mid-2027.  As a result of the refinancing, as of November 2, 2022, 20 of our 22 owned vessels are financed through senior loan facilities with two vessels remaining under finance lease arrangements.

We issued 2.0 million shares of its common stock, raising $18.7 million in net proceeds under our “at-the-market” offering from July 29, 2022 to September 12, 2022, the proceeds of which were used for general corporate purposes including debt reduction.

Vessel Sale and Time-charter Back

On July 14 and July 29, 2022, we completed the previously announced sales of the Ardmore Sealifter and the Ardmore Sealancer to Leonhardt & Blumberg, respectively. Both vessels were subsequently time-chartered back by the Company for a period of 24 months at attractive hire rates, plus one-year extension options.

Capital Allocation Policy, Including Dividends

As announced separately today, commencing with our performance for the quarter ending December 31, 2022, we intend to pay a quarterly cash dividend. The declaration and payment of dividends is subject to the discretion of our Board of Directors.

Audit Committee Changes

We are announcing today that director Helen Tveitan de Jong has been appointed as Audit Committee Chair, being joined by new Audit Committee member, director Mats Berglund, and standing member Curtis Mc Williams.  Helen has extensive financial and accounting experience over her 30 year career in shipping, has been a member of the Audit Committee since September 2018, and is replacing Brian Dunne, who has chosen to step down from the Board for personal reasons.  Ardmore has benefited greatly from Brian’s skills and expertise and the Board expresses its sincere thanks to him for his many years of exemplary service and collegiality on the Board and as the Audit Committee Chair.

New CFO

As announced previously, effective September 28, 2022, Bart Kelleher became our new Chief Financial Officer

Conflict in Ukraine

Russia’s invasion of Ukraine in February 2022 has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms.

As a result of Russia’s invasion of Ukraine, the United States, several European Union nations, the United Kingdom and other countries have announced unprecedented sanctions and other measures against Russia, Belarus and certain Russian and Belarussian entities and nationals.

The sanctions announced by the U.S. and other countries against Russia and, in some instances, Belarus include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S. also banned the import of certain Russian energy products into the U.S., including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal.

The U.S., EU nations and other countries could impose wider sanctions and take other actions. While it is difficult to anticipate the impact the sanctions announced to date may have on our business and us, these and any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, could lead to increased volatility in global oil demand which, could have a material impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we do business may be impacted by events in Russia and Ukraine, which could adversely affect us.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic initially resulted and may again result in a significant decline in global demand for refined oil products.

As Ardmore’s business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports has and could continue to adversely affect demand for its vessels and services.

The extent to which the pandemic may impact Ardmore’s results of operations and financial condition, including possible impairments, depends on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and its variants and the level of the effectiveness and administration of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact of the COVID-19 pandemic on Ardmore cannot be made at this time.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of operations and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable, as TCE provides meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it allows the Company to evaluate its revenue on a consistent basis, regardless over whether the Company chooses to employ its vessels on voyage charters or time charters. The Company’s calculation of TCE may not be comparable to that reported by other companies. Net revenues, a non-U.S. GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Statement of Operations for the Three Months Ended September 30, 2022 and September 30, 2021

The following table presents our operating results for the three months ended September 30, 2022 and September 30, 2021.

	Three Months Ended
In thousands of U.S. Dollars	September 30, 2022	September 30, 2021	Variance	Variance (%)
Revenue, net	$142,417	47,200	95,217	202%

Voyage expenses	(45,970)	(23,101)	(22,869)	(99%)
Vessel operating expenses	(13,316)	(15,453)	2,137	14%
Time charter-in
Operating expense component	(2,320)	(1,188)	(1,132)	(95%)
Vessel lease expense component	(2,135)	(1,093)	(1,042)	(95%)
Depreciation	(7,253)	(7,978)	725	9%
Amortization of deferred drydock expenditures	(1,006)	(1,134)	128	11%
General and administrative expenses
Corporate	(5,830)	(4,294)	(1,536)	(36%)
Commercial and chartering	(919)	(750)	(169)	(23%)
Unrealized gains / (losses) on derivatives	3,364	(25)	3,389	-
Interest expense and finance costs	(5,159)	(4,383)	(776)	(18%)
Interest income	191	9	182	-
Income / (Loss) before taxes	62,064	(12,190)	74,254	609%
Income tax	(27)	(45)	18	40%
Loss from equity method investments	(205)	(59)	(146)	(100%)
Net Income / (Loss)	$61,832	(12,294)	74,126	603%
Preferred dividend	(857)	(536)	(321)	(60%)
Net Income / (Loss) attributable to common stockholders	$60,975	(12,830)	73,805	575%

Revenue. Revenue for the three months ended September 30, 2022, was $142.4 million, an increase of $95.2 million from $47.2 million for the three months ended September 30, 2021. Our average number of operating vessels was 27.0 for the three months ended September 30, 2022, consistent with 27.0 for the three months ended September 30, 2021.

We had one product tanker employed under time charter as at September 30, 2022 as compared with four as at September 30, 2021. Revenue days derived from time charters were 92 for the three months ended September 30, 2022, as compared to 362 for the three months ended September 30, 2021. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $3.6 million.

We had 2,374 spot revenue days for the three months ended September 30, 2022, as compared to 2,024 for the three months ended September 30, 2021. We had 26 and 23 vessels employed directly in the spot market as at September 30, 2022 and 2021, respectively. The increase in spot revenue days resulted in an increase in revenue of $7.3 million, while changes in spot rates resulted in an increase in revenue of $91.4 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021.

Voyage Expenses. Voyage expenses were $46.0 million for the three months ended September 30, 2022, an increase of $22.9 million from $23.1 million for the three months ended September 30, 2021. An increase in bunker prices resulted in an increase of $18.9 million and an increase in spot revenue days resulted in an increase in port and agency expenses plus commission costs, of $4.0 million for the three months ended September 30, 2022 compared with the three months ended September 30, 2021.

TCE Rate. The average TCE rate for our fleet was $40,308 per day for the three months ended September 30, 2022, an increase of $29,989 per day from $10,319 per day for the three months ended September 30, 2021. The increase in average TCE rate was primarily the result of higher spot rates for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, which was partially offset by an increase in bunker prices.  TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $13.3 million for the three months ended September 30, 2022, a decrease of $2.2 million from $15.5 million for the three months ended September 30, 2021. This decrease was primarily attributable to the completion of the sales of the Ardmore Sealeader, Ardmore Sealifter and Ardmore Sealancer earlier in 2022. This decrease can also be attributed to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $4.5 million for the three months ended September 30, 2022 an increase of $2.2 million from $2.3 million for the three months ended September 30, 2021. This increase is the result of the Company having five vessels chartered-in for the three months ended September 30, 2022 compared to two vessels for the three months ended September 30, 2021. Total charter hire expenses in the third quarter of 2022 were comprised of an operating expense component of $2.3 million and a vessel lease expense component of $2.2 million.

Depreciation. Depreciation expense for the three months ended September 30, 2022, was $7.3 million, a decrease of $0.7 million from $8.0 million for the three months ended September 30, 2021. This decrease is a result of the sale of one vessel in June 2022, and two additional vessels in July 2022. All three vessels were classified as held for sale up until their respective disposal dates. We ceased depreciating these three vessels, when they were classified as held for sale, during the first quarter of 2022.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2022 was $1.0 million, a decrease of $0.1 million from $1.1 million for the three months ended September 30, 2021. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2022 were $5.8 million, an increase of $1.5 million from $4.3 million for the three months ended September 30, 2021. The increase in costs was primarily due to one-off costs during the three months ended September 30, 2022, that aren’t expected to reoccur, compared to the three months ended September 30, 2021.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2022 were $0.9 million, an increase of $0.1 million from $0.8 million for the three months ended September 30, 2021. The increase in costs was primarily due to an increase in travel-related costs during the three months ended September 30, 2022 compared to the three months ended September 30, 2021.

Unrealized Gain / (Loss) on Derivatives: Unrealized gain on derivatives was $3.4 million for the three months ended September 30, 2022, an increase of $3.4 million from an unrealized gain of $nil for the three months ended September 30, 2021. The increase is primarily due to the accelerated reclassification of $2.1 million from other comprehensive income into earnings.  As further discussed in Note 5 (“Interest Rate Swaps”) to our interim condensed consolidated financial statements included in this Report on Form 6-K, the reclassification was triggered by the refinancing of our debt agreements and paying down our revolving credit facility, which caused the forecasted transactions that the interest rate swaps were designated to hedge against no longer being probable to occur.  The unrealized gain on derivatives was also impacted by the increase in the value of the interest rate swaps that have not been designated as hedging instruments because of rising interest rates during the nine months ended September 30, 2022, which are recognized directly into earnings.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended September 30, 2022 were $5.2 million, an increase of $0.8 million from $4.4 million for the three months ended September 30, 2021. This is due to the costs incurred upon the early termination of our finance leases. Amortization of deferred finance fees for the three months ended September 30, 2022 was $1.0 million, an increase of $0.6 million from $0.4 million for the three months ended September 30, 2021 as a result of deferred finance fees of $0.6 million being written off following the prepayment of the debt related to the exercises of the purchase options.

Statement of Operations for the Nine Months Ended September 30, 2022 and September 30, 2021

The following table presents our operating results for the nine months ended September 30, 2022 and September 30, 2021.

	Nine Months Ended
In thousands of U.S Dollars	September 30, 2022	September 30, 2021	Variance	Variance (%)
Revenue, net	$312,910	140,025	172,885	123%

Voyage expenses	(114,223)	(63,986)	(50,237)	(79%)
Vessel operating expenses	(45,846)	(45,033)	(813)	(2%)
Time charter-in
Operating expense component	(4,664)	(2,523)	(2,140)	(85%)
Vessel lease expense component	(4,291)	(2,322)	(1,970)	(85%)
Depreciation	(22,025)	(23,694)	1,669	7%
Amortization of deferred drydock expenditures	(3,162)	(3,884)	722	19%
General and administrative expenses
Corporate	(14,588)	(12,730)	(1,858)	(15%)
Commercial and chartering	(2,863)	(2,197)	(666)	(30%)
Loss on vessels sold	(6,917)	—	(6,917)	100%
Unrealized gains on derivatives	4,264	55	4,209	-
Interest expense and finance costs	(14,190)	(12,471)	(1,719)	(14%)
Interest income	221	39	182	-
Income / (Loss) before taxes	84,626	(28,721)	113,347	(395%)
Income tax	(72)	(136)	65	48%
Loss from equity method investments	(36)	(59)	23	(100%)
Net Income / (Loss)	$84,518	(28,916)	113,434	(392%)
Preferred dividend	(2,543)	(617)	(1,926)	(312%)
Net Income / (Loss) attributable to common stockholders	$81,975	(29,533)	111,508	(378%)

Revenue. Revenue for the nine months ended September 30, 2022 was $312.9 million, an increase of $172.9 million from $140.0 million for the nine months ended September 30, 2021.

Our average number of operating vessels increased to 27.0 for the nine months ended September 30, 2022, from 26.4 for the nine months ended September 30, 2021.

We had one product tanker employed under time charter as at September 30, 2022 compared with four as at September 30, 2021. Revenue days derived from time charters were 445 for the nine months ended September 30, 2022, as compared to 911 for the nine months ended September 30, 2021. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $5.7 million.

We had 6,846 spot revenue days for the nine months ended September 30, 2022, as compared to 6,126 for the nine months ended September 30, 2021. We had 26 and 23 vessels employed directly in the spot market as at September 30, 2022 and September 30, 2021, respectively. Changes in spot rates resulted in an increase in revenue of $163.6 million and the increase in spot revenue days resulted in an increase in revenue of $15.0 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021.

Voyage Expenses. Voyage expenses were $114.2 million for the nine months ended September 30, 2022, an increase of $50.2 million from $64.0 million for the nine months ended September 30, 2021. An increase in bunker prices resulted in an increase of $42.7 million and an increase in spot revenue days resulted in an increase in port and agency expenses plus commission costs, of $7.5 million for the nine months ended September 30, 2022.

TCE Rate. The average TCE rate for our fleet was $27,895 per day for the nine months ended September 30, 2022, an increase of $16,742 per day from $11,153 per day for the nine months ended September 30, 2021. The increase in average TCE rate was the result of higher spot rates for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $45.8 million for the nine months ended September 30, 2022, an increase of $0.8 million from $45.0 million for the nine months ended September 30, 2021. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,792 per vessel for the nine months ended September 30, 2022, as compared to $6,370 per vessel for the nine months ended September 30, 2021. This increase was a result of higher costs due to additional crew changes, as well as an overall increase in costs due to inflation, together with lower operating days due to the sale of three vessels during the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021.

Charter Hire Costs. Total charter hire expenses were $9.0 million for the nine months ended September 30, 2022, an increase of $6.4 million from $2.6 million for the nine months ended September 30, 2021. This increase was a result of our having five vessels chartered in as at September 30, 2022 compared with two vessels chartered-in as at September 30, 2021. Total charter-hire expenses were comprised of an operating expense component of $4.7 million and a vessel lease expense component of $4.3 million for the nine months ended September 30, 2022.

Depreciation. Depreciation expense for the nine months ended September 30, 2022 was $22.0 million, a decrease of $1.7 million from $23.7 million for the nine months ended September 30, 2021. This decrease is a result of the sale of one vessel in June 2022, and two additional vessels in July 2022. All three vessels were classified as held for sale up until their respective disposal dates. We ceased depreciating these three vessels, when they were classified as held for sale, during the first quarter of 2022.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the nine months ended September 30, 2022 was $3.2 million, a decrease of $0.7 million from $3.9 million for the nine months ended September 30, 2021. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the nine months ended September 30, 2022 were $14.6 million, an increase of $1.9 million from $12.7 million for the nine months ended September 30, 2021. The increase in costs was primarily due to one-off costs during the nine months ended September 30, 2022, that aren’t expected to reoccur, compared to the nine months ended September 30, 2021.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses for the nine months ended September 30, 2022 were $2.9 million, an increase of $0.7 million from $2.2 million for the nine months ended September 30, 2021. The increase in costs was primarily due to an increase in travel-related costs during the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021.

Unrealized Gain on Derivatives: Unrealized gain on derivatives was $4.3 million for the nine months ended September 30, 2022, an increase of $4.2 million from $0.1 million for the nine months ended September 30, 2021. The increase is due to the accelerated reclassification of $2.1 million from other comprehensive income into earnings.  As further discussed in Note 5 (“Interest Rate Swaps”) to our interim condensed consolidated financial statements included in this Report on Form 6-K, the reclassification was triggered by  the refinancing of our debt agreements and paying down our revolving credit facility, which caused the forecasted transactions that the interest rate swaps were designated to hedge against no longer being probable to occur The unrealized gain on derivatives was also impacted by the increase in the value of the interest rate swaps, that have not been designated as hedging instruments, because of rising interest rates during the nine months ended September 30, 2022, which are recognized directly into earnings.

Interest Expense and Finance Costs. Interest expense and finance costs for the nine months ended September 30, 2022 were $14.2 million, an increase of $1.7 million from $12.5 million for the nine months ended September 30, 2021. This is due to the costs incurred upon the early termination of our finance leases. Amortization of deferred finance fees for the nine months ended September 30, 2022 was $1.8 million, consistent with $1.8 million for the nine months ended September 30, 2021.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through debt and equity financing transactions. As at September 30, 2022, we had $191.2 million in liquidity available with cash and cash equivalents of $50.6 million (December 31, 2021: $55.4 million) and amounts available and undrawn under our revolving credit facilities of $140.6 million (December 31, 2021: $11.6 million). We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, quarterly preferred stock dividends, interest rate swap settlements, any dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 3 (“Debt”) and 4 (“Leases”), respectively, to our interim condensed consolidated financial statements included in this Report on Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets.  The majority of our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2022, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the Nine Months Ended September 30, 2022 and September 30, 2021

	Nine Months Ended
CASH FLOW DATA	September 30, 2022	September 30, 2021
Net cash provided by / (used in) operating activities	$63,466	(2,248)
Net cash provided by investing activities	$37,659	2,500
Net cash (used in) financing activities	$(105,952)	(4,141)

Cash provided by / (used in) operating activities

For the nine months ended September 30, 2022, net cash provided by operating activities was $63.5 million. Net income of $84.5 million was driven by a significant increase in TCE rates, which was partially offset by an increase in receivables of $45.2 million due to the increase in TCE rates and an increase in inventories resulting from higher bunker prices. For the nine months ended September 30, 2021, net cash used in operating activities was $2.2 million. Net loss of $28.9 million for that period was due to poor market conditions, together with non-cash items such as depreciation of $23.7 million and amortization of $3.9 million.

Cash provided by investing activities

For the nine months ended September 30, 2022, net cash provided by investing activities was $37.7 million, with proceeds received from the sales of the Ardmore Sealeader, Ardmore Sealifter, and Ardmore Sealancer of $39.9 million, as well as payments in relation to vessel equipment, advances for ballast water treatment systems and other non-current assets of $2.2 million. For the nine months ended September 30, 2021, net cash provided by investing activities was $2.5 million, with proceeds from the sale of the Ardmore Seamariner in January 2021 of $9.9 million partially offset by payments made for the Element 1 Corp. investments and related transaction costs of $5.1 million as well as payments in relation to vessel equipment, advances for ballast water treatment systems and other non-current assets of $2.2 million.

Cash (used in) financing activities

For the nine months ended September 30, 2022, the net cash used in financing activities was $106.0 million. Advance payments of $84.7 million were made against the lease obligations relating to four vessels that were previously financed by leases. Proceeds from debt were $96.0 million. Repayments of debt amounted to $138.1 million and total principal repayments of finance lease arrangements were $12.3 million. Proceeds from the issuance of common stock pursuant to our “at-the-market” offerings were $39.0 million. Payment of preferred stock dividends was $2.4 million. Payments of deferred finance fees were $3.4 million. For the nine months ended September 30, 2021, the net cash used in financing activities was $4.1 million. Repayments of debt amounted to $60.3 million and total principal repayments of finance lease arrangements were $14.7 million. Net proceeds from the issue of preferred stock were $23.0 million and proceeds from finance lease arrangements were $49.0 million. Payments of preferred stock dividends were $0.3 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of September 30, 2022 is as follows:

	For the Years Ending December 31,
	2022(1)	2023	2024	2025
Number of vessels in drydock (excluding in-water surveys)	1	7	3	13

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures, our drydock expenses are likely to increase and are also likely to be impacted by inflation.

(1) Includes one drydocking due to commence in the fourth quarter of 2022.

Ballast Water Treatment Systems Installation

The installation schedule for ballast water treatment systems on our vessels that were in operation as of September 30, 2022 is as follows:

	For the Years Ending December 31,
	2022(1)	2023	2024	2025
Number of ballast water treatment system installations	1	7	3	—

Ballast water treatment system installations are timed to coincide with the drydock schedule.

(1) Includes one ballast water treatment system due to be installed in the fourth quarter of 2022.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021. There have been no significant changes to these estimates and assumptions in the three and nine months ended September 30, 2022.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. The price and supply of fuel is unpredictable and can fluctuate from time to time. We periodically consider and monitor the need for fuel hedging to manage this risk. We are also subject to operational risks relating to COVID-19 as described in the “Significant Developments” section of this report.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and, as a result, there is a risk that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may also have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the three and nine months ended September 30, 2022.

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on SOFR and LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

We are exposed to the risk of credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we have only entered into derivative transactions with investment grade counterparties at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

During the three months ended June 30, 2020, we entered into floating-to-fixed interest rate swap agreements over a three-year term with multiple counterparties. In accordance with these transactions, we will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $237.9 million of which $73.6 million are currently designated as cash flow hedges. The swaps are due to expire in mid-2023 and as interest rates are currently rising, interest costs could increase significantly on expiration of the swaps.

LIBOR is scheduled to be phased out by June 30, 2023. During the three months ended September 30, 2022, we entered into new financing arrangements with ABN AMRO and CACIB and with Nordea/SEB. These new facilities are priced at the Adjusted Secured Overnight Financing Rate (SOFR), which tracks the cost of funds in the overnight Treasury repo market and has been chosen to replace LIBOR in the US. Interest on these facilities will be paid from the fourth quarter of 2022 onwards.

For additional information related to the phase out of LIBOR, please see the risk factor entitled “There is uncertainty as to the continued use of LIBOR in the future, and the interest rates on our LIBOR-based obligations may increase in the future” included in Item 3.D (Key Information--Risk Factors) in our Annual Report on Form 20-F for the year ended December 31, 2021.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to spot voyage revenue, time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN AMRO and Nordea, and in short-term funds (with a credit risk rating of at least AA) managed by BlackRock State Street Global Advisors and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As at September 30, 2022, our 27 vessels in operation (including five chartered-in vessels) were employed with 13 different charterers.

Inflation

With inflation becoming a significant factor in the global economy, inflationary pressures are expected to result in increased operating, voyage (including bunkers) and general and administrative costs.  Inflationary pressures on bunker costs could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Balance Sheets as at September 30, 2022 and December 31, 2021	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2022 and September 30, 2021	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30, 2022 and September 30, 2021	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity for the Three and Nine Months Ended September 30, 2022 and September 30, 2021	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2022 and September 30, 2021	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As at September 30, 2022 and December 31, 2021

	As at
In thousands of U.S. Dollars, except as indicated	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	50,622	55,449
Receivables, net of allowance for bad debts of $1.7 million (2021: $0.8 million)	65,474	20,304
Prepaid expenses and other assets	4,321	3,511
Advances and deposits	2,463	3,551
Inventories	19,178	11,095
Current portion of derivative assets	6,577	307
Total current assets	148,635	94,217

Non-current assets
Investments and other assets, net	11,444	11,082
Vessels and vessel equipment, net	538,324	603,227
Deferred drydock expenditures, net	4,093	8,879
Advances for ballast water treatment systems	2,508	2,033
Amount receivable in respect of finance leases	—	2,880
Deferred finance fees, net	2,796	—
Non-current portion of derivative assets	—	982
Operating lease, right-of-use asset	12,302	1,232
Total non-current assets	571,467	630,315

TOTAL ASSETS	720,102	724,532

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	7,140	8,578
Accrued expenses and other liabilities	14,007	10,742
Deferred revenue	707	2,070
Accrued interest on debt and finance leases	1,133	651
Current portion of long-term debt	12,667	15,103
Current portion of finance lease obligations	83,853	21,084
Current portion of operating lease obligations	6,331	273
Total current liabilities	125,838	58,501

Non-current liabilities
Non-current portion of long-term debt	90,204	129,998
Non-current portion of finance lease obligations	44,126	205,371
Non-current portion of operating lease obligations	5,663	722
Other non-current liabilities	943	943
Total non-current liabilities	140,936	337,034

TOTAL LIABILITIES	266,774	395,535

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	425	364
Additional paid in capital	467,372	426,102
Accumulated other comprehensive income	2,069	1,044
Treasury stock	(15,636)	(15,636)
Accumulated deficit	(37,945)	(119,920)
Total stockholders' equity	416,285	291,954

Total redeemable preferred stock and stockholders’ equity	453,328	328,997

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	720,102	724,532

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars except share data	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue, net	142,417	47,200	312,910	140,025

Voyage expenses	(45,970)	(23,101)	(114,223)	(63,986)
Vessel operating expenses	(13,316)	(15,453)	(45,846)	(45,033)
Time charter-in
Operating expense component	(2,320)	(1,188)	(4,664)	(2,523)
Vessel lease expense component	(2,135)	(1,093)	(4,291)	(2,322)
Depreciation	(7,253)	(7,978)	(22,025)	(23,694)
Amortization of deferred drydock expenditures	(1,006)	(1,134)	(3,162)	(3,884)
General and administrative expenses
Corporate	(5,830)	(4,294)	(14,588)	(12,730)
Commercial and chartering	(919)	(750)	(2,863)	(2,197)
Loss on vessels sold	—	—	(6,917)	—
Unrealized gains / (losses) on derivatives	3,364	(25)	4,264	55
Interest expense and finance costs	(5,159)	(4,383)	(14,190)	(12,471)
Interest income	191	9	221	39

Income / (Loss) before taxes	62,064	(12,190)	84,626	(28,721)

Income tax	(27)	(45)	(72)	(136)
Loss from equity method investments	(205)	(59)	(36)	(59)
Net Income / (Loss)	61,832	(12,294)	84,518	(28,916)

Preferred dividend	(857)	(536)	(2,543)	(617)

Net Income / (Loss) attributable to common stockholders	60,975	(12,830)	81,975	(29,533)

Earnings / (loss) per share, basic	1.57	(0.37)	2.27	(0.88)
Weighted average number of shares outstanding, basic	38,766,186	34,363,884	36,104,796	33,720,853
Earnings / (loss) per share, diluted	1.52	(0.37)	2.22	(0.88)
Weighted average number of shares outstanding, diluted	40,115,511	34,363,884	36,930,518	33,720,853

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net Income / (Loss)	61,832	(12,294)	84,518	(28,916)
Other comprehensive income / (loss), net of tax
Net change in unrealized (losses) / gains on cash flow hedges	(3,184)	(7)	1,025	578
Other comprehensive (loss) / income net of tax	(3,184)	(7)	1,025	578

Comprehensive Income / (Loss)	58,648	(12,301)	85,543	(28,338)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

						Accumulated
	Redeemable Preferred				Additional	other
	Stock		Common Stock		paid in	comprehensive	Treasury	Accumulated
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	deficit	TOTAL
Balance as at July 1, 2021	25	23,041	34,364	364	424,629	(144)	(15,636)	(98,537)	310,676
Share-based compensation	—	—	—	—	683	—	—	—	683
Changes in unrealized losses on cash flow hedges	—	—	—	—	—	(7)	—	—	(7)
Preferred dividend	—	—	—	—	—	—	—	(536)	(536)
Net loss	—	—	—	—	—	—	—	(12,294)	(12,294)
Balance as at September 30, 2021	25	23,041	34,364	364	425,312	(151)	(15,636)	(111,367)	298,522

Balance as at July 1, 2022	40	37,043	37,107	391	445,051	5,253	(15,636)	(98,920)	336,139
Issue of common stock	—	—	1,035	10	(10)	—	—	—	—
Share-based compensation	—	—	—	—	1,108	—	—	—	1,108
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	(3,184)	—	—	(3,184)
Net proceeds from equity offering	—	—	2,407	24	21,223	—	—	—	21,247
Preferred dividend	—	—	—	—	—	—	—	(857)	(857)
Net income	—	—	—	—	—	—	—	61,832	61,832
Balance as at September 30, 2022	40	37,043	40,548	425	467,372	2,069	(15,636)	(37,945)	416,285

						Accumulated
	Redeemable Preferred				Additional	other
	Stock		Common Stock		paid in	comprehensive	Treasury	Accumulated
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	deficit	TOTAL
Balance as at January 1, 2021	—	—	33,187	352	418,181	(729)	(15,636)	(81,833)	320,335
Issue of redeemable preferred stock, net of issuance costs	25	23,041	—	—	—	—	—	—	—
Issue of common stock	—	—	1,177	12	5,308	—	—	—	5,320
Share-based compensation	—	—	—	—	1,823	—	—	—	1,823
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	578	—	—	578
Preferred dividend	—	—	—	—	—	—	—	(617)	(617)
Net loss	—	—	—	—	—	—	—	(28,916)	(28,916)
Balance as at September 30, 2021	25	23,041	34,364	364	425,312	(151)	(15,636)	(111,367)	298,522

Balance as at January 1, 2022	40	37,043	34,364	364	426,102	1,044	(15,636)	(119,920)	291,954
Issue of common stock	—	—	1,341	13	(13)	—	—	—	—
Share-based compensation	—	—	—	—	2,354	—	—	—	2,354
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	1,025	—	—	1,025
Net proceeds from equity offering	—	—	4,844	48	38,929	—	—	—	38,977
Preferred dividend	—	—	—	—	—	—	—	(2,543)	(2,543)
Net income	—	—	—	—	—	—	—	84,518	84,518
Balance as at September 30, 2022	40	37,043	40,548	425	467,372	2,069	(15,636)	(37,945)	416,285

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2022 and 2021

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2022	September 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income / (Loss)	84,518	(28,916)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation	22,025	23,694
Amortization of deferred drydock expenditures	3,162	3,884
Share-based compensation	2,354	1,823
Loss on vessels sold	6,917	—
Amortization of deferred finance fees	1,815	1,798
Unrealized (gains) on derivatives	(4,264)	(55)
Foreign exchange	(73)	(60)
Loss from equity method investments	36	59
Deferred drydock payments	(1,231)	(4,948)
Changes in operating assets and liabilities:
Receivables	(45,187)	(715)
Prepaid expenses and other assets	(810)	522
Advances and deposits	1,088	(1,262)
Inventories	(8,083)	6
Accounts payable	(1,144)	(150)
Accrued expenses and other liabilities	3,224	813
Deferred revenue	(1,363)	1,364
Accrued interest	482	(104)
Net cash provided by / (used in) operating activities	63,466	(2,247)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	39,912	9,895
Payments for acquisition of vessels and vessel equipment	(1,149)	(1,986)
Advances for ballast water treatment systems	(645)	(158)
Payments for other non-current assets	(96)	(80)
Payments for equity investments	(363)	(5,171)
Net cash provided by investing activities	37,659	2,500

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation	(84,724)	—
Proceeds from long-term debt	96,019	—
Repayments of long-term debt	(138,093)	(60,255)
Proceeds from finance leases	—	49,000
Repayments of finance leases	(12,298)	(14,691)
Payments for deferred finance fees	(3,405)	(980)
Issuance of common stock, net	38,977	—
Issuance of preferred stock, net	—	23,041
Payment of preferred dividend	(2,428)	(256)
Net cash (used in) financing activities	(105,952)	(4,141)

Net (decrease) in cash and cash equivalents	(4,827)	(3,888)

Cash and cash equivalents at the beginning of the year	55,449	58,365

Cash and cash equivalents at the end of the period	50,622	54,477

Cash paid during the period for interest in respect of debt	3,472	3,509
Cash paid during the period for interest in respect of finance leases	9,948	6,952
Cash paid during the period for operating lease liabilities	454	345
Cash paid during the period for income taxes	37	113
Non-cash investing activity: Investment in Element 1 by issuing 950,000 shares of common stock	—	5,320
Non-cash financing activity: Accrued preferred dividends	578	361

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As at September 30, 2022, the Company had 22 owned vessels and five chartered-in vessels in operation. The average age of the Company’s owned fleet as at September 30, 2022 was 8 years.

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where ASC conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic initially resulted and may again result in a significant decline in global demand for refined oil products. As the Company’s business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo the Company transports has and could continue to adversely affect demand for its vessels and services. The extent to which the pandemic may impact the Company’s results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and its variants and the level of the effectiveness and administration of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact of the COVID-19 pandemic on the Company cannot be made at this time.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As at September 30, 2022, ASC had (a) 79 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited ("AASML"), which provides technical management services to a majority of the ASC fleet, (c) one 33.33%-owned joint venture, e1 Marine LLC, to market and sell Element 1 Corp.’s methanol-to-hydrogen technology to the marine sector, and (d) a 10% equity stake, on a fully diluted basis, in Element 1 Corp.

Ardmore Maritime Services (Asia) Pte, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.       Basis of preparation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.3.       Basis of preparation (continued)

Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2021 Annual Report on Form 20-F, filed with the SEC on March 11, 2022. The condensed consolidated balance sheet as of December 31, 2021 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. All intercompany balances and transactions have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

1.4.    Significant accounting policies

There have been no changes in the Company’s significant accounting policies for the three and nine months ended September 30, 2022 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2021. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2021.

2. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in Element 1 Corp. (“E1”), a developer of advanced hydrogen generation systems used to power fuel cells, in exchange for $4.0 million in cash and $5.3 million through the issuance of the Company’s common shares. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of Element 1 Corp. common stock, which expire on the third anniversary from the date of the investment. The Company’s total investment in E1 amounted to $9.3 million and is allocated to investment in the ordinary shares and warrants based on their relative fair values as of the date of acquisition. The Company holds one board seat out of five, resulting in 20% voting rights and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323, Investments – Equity Method and Joint Ventures (“ASC 323”) and the warrants are being accounted for at their fair value in accordance with FASB Accounting Standards Codification ASC 321, Investments – Equity Securities.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1 and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver hydrogen delivery systems to the marine sector with each joint venture partner owning 33.33% of e1 Marine. The Company accounts for the investments in e1 Marine LLC using the equity method in accordance with ASC 323.

The Company records its share of earnings and losses in these investment on a quarterly basis. The Company recorded an investment of $10.8 million, inclusive of transaction costs (E1 investment of $9.8 million and e1 Marine LLC investment of $1.0 million), which is included in investments and other assets, net in the condensed consolidated balance sheet as of September 30, 2022.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3. Debt

As at September 30, 2022, the Company had three loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled fifteen vessels as at September 30, 2022. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at September 30, 2022 and December 31, 2021 were as follows:

	As at
In thousands of U.S. Dollars	September 30, 2022	December 31, 2021
Nordea/SEB Joint Bank Facility and Nordea / SEB Revolving Facility	—	56,599
Nordea/SEB Revolving Facility	—	28,954
ABN/CACIB Joint Bank Facility	93,715	51,339
ABN AMRO Revolving Facility	3,983	1,680
IYO Bank Facility	7,200	8,400
Total debt	104,898	146,972
Deferred finance fees	(2,028)	(1,871)
Net total debt	102,870	145,101
Current portion of long-term debt	13,373	15,834
Current portion of deferred finance fees	(706)	(731)
Total current portion of long-term debt	12,667	15,103
Non-current portion of long-term debt	90,203	129,998

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As at
In thousands of U.S. Dollars	September 30, 2022
2022(1)	3,343
2023	13,373
2024	13,373
2025	19,357
2026	11,773
2027	43,679
104,898

(1) Three-month period ending December 31, 2022

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3.      Debt (continued)

Old Nordea / SEB Joint Bank Facility and Nordea / SEB Revolving Facility

On December 11, 2019, eight of ASC’s subsidiaries entered into a $100 million long-term loan facility and a $40 million revolving credit facility with Nordea Bank AB (publ) (“Nordea”) and Skandinaviska Enskilda Banken AB (publ) (“SEB”). The facility was fully drawn down in December 2020 and 2019. Interest was calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans were made on a quarterly basis, with a balloon payment payable with the final instalment. The revolving facility could be drawn down or repaid with five days‘ notice.  On June 25, 2021, Ardmore partially repaid the facility in connection with the refinancing of two of the vessels under a new sale and leaseback arrangement. The revolving credit facility was repaid in full on July 27, 2022 and the term loan facility was repaid in full on August 5, 2022 and refinanced with the Nordea / SEB revolving facility discussed below, which was accounted for as a modification.

Nordea / SEB Revolving Facility

On August 5, 2022, 12 of ASC’s subsidiaries entered into a $185 million sustainability-linked revolving credit facility with Nordea and SEB (the “Nordea / SEB Revolving Facility”), the proceeds of which would be used to refinance 12 vessels, including six vessels financed under lease arrangements as at September 30, 2022. Interest is calculated at a rate of SOFR plus 2.5%. The revolving facility may be drawn down or repaid with five days‘ notice.  The revolving credit facility matures in June 2027. As at September 30, 2022, none of the revolving credit facility was drawn down.

Old ABN/CACIB Joint Bank Facility

On December 11, 2019, four of ASC’s subsidiaries entered into a $61.5 million long-term loan facility with ABN AMRO Bank N.V. (“ABN AMRO”) and Credit Agricole Corporate and Investment Bank (“CACIB”). Interest was calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans were made on a quarterly basis, with a balloon payment payable with the final installment. On August 5, 2022, the loan facility was repaid in full and refinanced with the ABN / CACIB facility discussed below, which was accounted for as a modification.

ABN/CACIB Joint Bank Facility

On August 5, 2022, seven of ASC’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN AMRO and CACIB (the “ABN/CACIB Joint Bank Facility”), the proceeds of which would be used to finance seven vessels, including three vessels financed under lease arrangements as at September 30, 2022.  Interest is calculated at Adjusted SOFR plus 2.5%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final installment. The loan facility matures in August 2027.

Old ABN AMRO Revolving Facility

On October 24, 2017, the Company entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest under this facility was calculated at a rate of LIBOR plus 3.9%. On October 7, 2021, the Company exercised an option to extend this facility for a further year to July 2023. Interest payments were payable on a quarterly basis. The facility was repaid in full in July 2022.

ABN AMRO Revolving Facility

On August 9, 2022, the Company entered into a new sustainability-linked $15 million revolving credit facility with ABN AMRO to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in August 2025 with further options for extension.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3.      Debt (continued)

IYO Bank Facility

On December 17, 2020, one of ASC’s subsidiaries entered into a $10.0 million long-term loan facility with IYO Bank to finance a secondhand vessel acquisition which vessel delivered to the Company in 2020. The facility was drawn down in December 2020. Interest is calculated at a rate of LIBOR plus 2.25%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final installment. The loan facility matures in December 2025.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as at September 30, 2022 was $12.3 million;

●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is not less than 130% of the debt outstanding for the applicable facility;
●	maintain a corporate net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as at September 30, 2022 and December 31, 2021.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases

As at September 30, 2022, the Company was a party, as the lessee, to four finance lease facilities. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled seven vessels as at September 30, 2022. ASC has provided guarantees in respect of the finance lease facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at September 30, 2022 and December 31, 2021 were as follows:

	As at
In thousands of U.S. Dollars	September 30, 2022	December 31, 2021
Japanese Leases No.1 and 2	—	21,677
Japanese Lease No.3	—	10,747
CMBFL Leases No.1 to 4	28,313	65,187
Ocean Yield ASA	38,393	50,320
Japanese Lease No.4	16,055	19,942
China Huarong Leases	—	37,385
CMBFL / Shandong	61,367	65,625
Finance lease obligations	144,128	270,883
Amounts representing interest and deferred finance fees	(16,149)	(44,428)
Finance lease obligations, net of interest and deferred finance fees	127,979	226,455
Current portion of finance lease obligations	84,696	21,783
Current portion of deferred finance fees	(843)	(699)
Non-current portion of finance lease obligations	44,842	207,592
Non-current portion of deferred finance fees	(716)	(2,221)
Total finance lease obligations, net of deferred finance fees	127,979	226,455

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As at
In thousands of U.S. Dollars	September 30, 2022
2022	84,195
2023	5,694
2024	5,710
2025	5,695
2026	5,486
2027 - 2030	37,348
Finance lease obligations	144,128
Amounts representing interest and deferred finance fees	(16,149)
Finance lease obligations, net of interest and deferred finance fees	127,979

(1) Three-month period ending December 31, 2022

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases (continued)

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, with JPV No. 7 and JPV No. 8, respectively. The facility was drawn down in May 2017. Repayments on the leases were made on a monthly basis and included principal and interest. The finance leases were scheduled to expire in 2023 and included purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchasers with $2.9 million in the aggregate to be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount was included in the consolidated balance sheet at December 31, 2021 as “Amount receivable in respect of finance leases”, with the associated finance lease liability presented gross of the $2.9 million. On May 31, 2022, Ardmore exercised the purchase option for both vessels and repaid the facility in full.

Japanese Lease No. 3

On January 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer with Neil Co., Ltd. The facility was drawn down in January 2018. Repayments on the lease were made on a monthly basis and included principal and interest. The finance lease was scheduled to expire in 2024 and included purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchaser with $1.4 million in the aggregate to be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount was offset against the finance lease liability in the consolidated balance sheets, with the associated finance lease liability presented net of the $1.4 million. On July 1, 2022, Ardmore exercised the purchase option and repaid the facility in full.

CMBFL Leases No. 1 to 4

On June 26, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively, with CMB Financial Leasing Co., Ltd (“CMBFL”). The facility was drawn down in June 2018. Interest was calculated at a rate of LIBOR plus 3.10%. Principal repayments on the leases were made on a quarterly basis. The finance leases were scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. On September 26, 2022, Ardmore exercised the purchase option for both vessels and repaid the facility in full.  Both vessels are being refinanced through the Nordea / SEB Revolving Facility subsequent to September 30, 2022.

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Encounter and Ardmore Explorer, respectively, with CMBFL. The facility was drawn down in October 2018. Interest was calculated at a rate of LIBOR plus 3.00%. Principal repayments on the leases were made on a quarterly basis. The finance leases were scheduled to expire in 2025 and included a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. During the third quarter of 2022, the Company delivered notice to exercise its purchase options on both vessels, which purchases closed on October 28, 2022.  The Company repaid the facility in full and both vessels are being refinanced through the Nordea / SEB Revolving Facility subsequent to September 30, 2022. As at September 30, 2022, the full lease obligation was presented in current portion of finance lease obligations on the balance sheet.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases (continued)

Ocean Yield ASA

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, respectively, with Ocean Yield ASA. The facility was drawn down in October 2018. Interest was calculated at a rate of LIBOR plus 4.50%. Principal repayments on the leases were made on a monthly basis.

The finance leases were scheduled to expire in 2030 and included a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. During the third quarter of 2022, the Company delivered notice to exercise its options on both vessels which purchases closed on October 31, 2022 and the Company repaid the facility in full. Subsequent to September 30, 2022, the Ardmore Dauntless is being refinanced through the Nordea / SEB Revolving Facility and the Ardmore Defender is being refinanced through the ABN/CACIB Joint Bank Facility.  As at September 30, 2022, the full lease obligation was presented in current portion of finance lease obligations on the balance sheet.

Japanese Lease No. 4

On November 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Engineer with Rich Ocean Shipping. The facility was drawn down in December 2018. Interest was calculated at a rate of LIBOR plus 3.20%. Principal repayments on the lease were made on a monthly basis. The finance lease was scheduled to expire in 2029 and included a mandatory purchase obligation for the Company to repurchase the vessel, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. During the third quarter of 2022, the Company delivered notice to exercise its purchase option on this vessel which purchase closed on October 11, 2022.  The Company repaid the facility in full and refinanced it through the Nordea / SEB Revolving Facility subsequent to September 30, 2022. As at September 30, 2022, the full lease obligation was presented in current portion of finance lease obligations on the balance  sheet.

China Huarong Leases

On November 30, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Seavanguard and Ardmore Exporter, respectively, with China Huarong Financial Leasing Co., Ltd (“China Huarong”). The facility was drawn down in December 2018. Interest was calculated at a rate of LIBOR plus 3.50%. Principal repayments on the leases were made on a quarterly basis. The finance leases were scheduled to expire in 2025 and included a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. On September 6, 2022, Ardmore exercised the purchase option for both vessels and repaid the facility in full. Both vessels are refinanced through the ABN/CACIB Joint Bank Facility.

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMBFL / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2026, with options to extend up to 2029. Repurchase options, exercisable by the Company, are also included which begin in June 2024.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases (continued)

Finance Leases Financial Covenants

Some of the Company’s existing finance lease facilities (as described above) include financial covenants which are the same, or no more onerous than, the Company’s long-term debt financial covenants described in Note 3. The Company was in full compliance with all of its finance lease related financial covenants as at September 30, 2022 and December 31, 2021.

Long Term Operating Leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months.  Chartered-in vessels include both lease and non-lease components.  The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessees for the lessor to operate the vessel.  For time charters-in, the Company has elected to separate lease and non-lease components.

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets. The ROU asset represents our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease.  Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.  Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate used by the Company of 4.5% is obtained independently and is comparable with what the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

The Company makes significant judgements and assumptions to separate the lease component from the non-lease component of its time chartered-in vessels. The Company uses readily determinable and observable data for the purposes of determining the standalone cost of the vessel lease and operating service components of the Company’s time charters.  The Company proportionately allocates the consideration of the contract to lease and non-lease components based on their relative standalone prices.

Short Term Leases

The Company entered into two short term lease agreements with one agreement effective July 30, 2021 to charter-in a 2010-built vessel for a period of 12 months and the other agreement effective March 1, 2022 to charter-in a 2009-built vessel for a period of six months. The Company elected the practical expedient of ASC 842, which allows for leases with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company recognizes the lease costs for all vessel-related operating leases as charter hire expenses, split between lease and non-lease components, on the condensed consolidated statements of operations on a straight-line basis over the lease term. For office operating leases, the Company has elected to combine lease and non-lease components, on the condensed consolidated balance sheets.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

5.      Interest Rate Swaps

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

During the second quarter of 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. In accordance with these transactions, the Company pays an average fixed-rate interest amount of 0.32% and receives floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $237.9 million of which $73.6 million is designated as cash flow hedges.

During the third quarter of 2022, the Company refinanced its debt arrangements with the Nordea / SEB Revolving Facility.  As none of the revolving credit facility was drawn down at September 30, 2022 and the Company cannot forecast with any certainty what, if any, of the revolving credit facility will be drawn down at December 31, 2022, or in future quarters, the Company concluded that the forecasted transactions that the interest rate swaps were designated to hedge are no longer probable to occur.  As a result, the Company accelerated the reclassification of amounts in other comprehensive income to earnings. The accelerated amounts consisted of a gain of $2.7 million of which $2.1 million is included in unrealized gains / (losses) on derivatives and $0.6 million is included in interest expense and finance costs in the statement of operations.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings.

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Company records the fair value of the interest rate swap as an asset or liability on its balance sheet. The following table shows the interest rate swap assets designated as hedging instruments as of September 30, 2022 and December 31, 2021:

Derivatives designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	September 30, 2022	December 31, 2021
Interest rate swap	Current portion of derivative assets	$1,961	254
Interest rate swap	Non - current portion of derivative assets	$—	795

The following table shows the interest rate swap assets not designated as hedging instruments as of September 30, 2022 and December 31, 2021:

Derivatives not designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	September 30, 2022	December 31, 2021
Interest rate swap	Current portion of derivative assets	$4,617	53
Interest rate swap	Non - current portion of derivative assets	$—	187

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based compensation

Stock appreciation rights

As at September 30, 2022, the Company had granted 3,710,473 stock appreciation rights (“SARs”) (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
								Weighted
						Risk-free		Average Fair
	SARs	Exercise	Vesting	Grant	Dividend	rate of	Expected	Value @	Average Expected	Valuation
Grant Date	Awarded	Price	Period	Price	Yield	Return	Volatility	grant date	Exercise Life	Method
12‑Mar‑14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs	Monte Carlo
01‑Sept‑14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs	Monte Carlo
06‑Mar‑15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs	Monte Carlo
15‑Jan‑16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs	Monte Carlo
04‑Apr‑18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black-Scholes
07‑Mar‑19	560,000	$5.10	3 yrs	$5.10	0%	2.43%	43.65%	$2.00	4.5 yrs	Black-Scholes
04‑Mar‑20	549,020	$5.25	3 yrs	$5.25	0%	0.73%	46.42%	$2.04	4.5 yrs	Black-Scholes
04‑Mar‑21	610,691	$4.28	3 yrs	$4.28	0%	0.66%	55.39%	$1.93	4.5 yrs	Black-Scholes

Changes in the SARs for the nine months ended September 30, 2022 are set forth below in full numbers:

		Weighted average
	No. of SARs	exercise price
Balance as at January 1, 2022	3,704,694	$6.40
SARs granted during the nine months ended September 30, 2022	—	—
SARs exercised during the nine months ended September 30, 2022	(3,152,246)	$(6.43)
SARs forfeited during the nine months ended September 30, 2022	—	—
Balance as at September 30, 2022 (none of which are exercisable or convertible)	552,448	$6.23

The total cost related to non-vested SAR awards expected to be recognized through 2024 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2022(1)	$165
2023	393
2024	57
$615

(1) Three-month period ending December 31, 2022

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based compensation (continued)

Restricted stock units

As at September 30, 2022, the Company had granted 1,710,994 restricted stock units (“RSUs”) to certain of its officers and directors under its 2013 Equity Incentive Plan, of which 716,868 had vested.

A summary of awards is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
02-Jan-19	176,659	2 years	$4.64
07-Mar-19	86,210	3 years	$5.10
28-May-19	59,237	1 year	$7.47
04-Mar-20	94,105	3 years	$5.25
29-May-20	78,510	1 year	$5.84
04-Mar-21	56,957	1 year	$4.28
04-Mar-21	302,923	3 years	$4.28
07-Jun-21	95,583	1 year	$4.31
30-Mar-22	593,671	3 years	$4.54
07-Jun-22	60,415	1 year	$8.07
01-Sep-22	106,724	3 years	$9.35

Changes in the RSUs for the nine months ended September 30, 2022 are set forth below in thousands of U.S. Dollars:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as at January 1, 2022	546,935	$4.44
RSUs granted during the nine months ended September 30, 2022	760,810	$5.50
RSUs vested during the nine months ended September 30, 2022	(399,536)	$(5.75)
Balance as at September 30, 2022 (none of which are vested)	908,209	$4.75

The total cost related to non-vested RSU awards expected to be recognized through 2025 is set forth below:

Period	TOTAL
2022(1)	$538
2023	1,747
2024	1,214
2025	427
$3,926
(1)	Three-month period ending December 31, 2022

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and September 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

7.     Preferred Stock

On June 17, 2021 and on December 3, 2021, ASC issued 25,000 shares and 15,000 shares respectively of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC.  The liquidation preference of the Series A Preferred Stock is $1,000.00 per share.  The shares of Series A Preferred Stock accrue cumulative dividends, whether or not declared, at an initial annual rate of 8.5% per $1,000.00 of liquidation preference per share, which rate may change based on certain matters. Dividends are payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on ASC’s common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.  The Company may redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share plus any accumulated and unpaid dividends on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share plus any accumulated and unpaid dividends after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share plus any accumulated and unpaid dividends after such fifth anniversary.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of the Company or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group becomes the beneficial owner of a majority of ASC’s total voting power. As it is possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of ASC’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock is classified as temporary equity for accounting purposes. The Company’s obligations to the holder of shares of Series A Preferred Stock are secured by a pledge of the Company’s stake in E1. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.

As part of the issuance of the Series A Preferred Stock to Maritime Partners, the Company granted to Maritime Partners a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which profits interest distributions can only be made after the Company receives a return of its initial investment of $9.3 million.  As the agreement includes a mandatory redemption date, for the profits interest that is the 10th anniversary of the date of the agreement, it renders the profits interest as a liability which requires it to be marked to fair value each period with changes in the fair value recorded directly in earnings.  The Company recorded a liability of $0.9 million, which is included in non-current liabilities in the condensed consolidated balance sheet as of September 30, 2022.

8. Subsequent Events

As disclosed in Note 4, the Company exercised the purchase options of five vessels subsequent to September 30, 2022 and terminated the related finance leases for an aggregate amount of $81.9 million which was financed through a combination of cash of $42.7 million, the Nordea/SEB Revolving Facility of $25.0 million and the ABN/CACIB Joint Bank Facility of $14.2 million.